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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67488

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/23 (MM/DD/YY) AND ENDING 09/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Murray Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

909 ESE Loop 323 Suite 200
(No. and Street)

Tyler	Texas	75701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Murray	903.561.5588	gmurray@murraysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St. Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Gary Murray, CEO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Murray Securities, Inc., as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TAMARA LEANN WILLIAMS
NOTARY PUBLIC
ID# 11018338
State of Texas
Comm. Exp. 01-19-2025

Signature: ____________________

Title: Chief Executive Officer

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MURRAY SECURITIES INC.

Report Pursuant to Rule 17a-5(d)

September 30, 2024

MURRAY SECURITIES, INC.

TABLE OF CONTENTS



S&Co Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Shareholder and
Those Charged With Governance of
Murray Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Murray Securities, Inc. (the Company) as of September 30, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Company's auditor since 2020.

Dallas, Texas
December 18, 2024

MURRAY SECURITIES, INC.
Statement of Financial Condition
September 30, 2024

ASSETS

Assets:

Cash	$	51,121
Deposit with clearing organization		11,173
Receivable from clearing organization		13,871
Investments in securities, (Cost $180,481)		149,414
Property and equipment, net		2,821
Deferred tax benefit		229
Right of use lease asset		51,162
Total Assets	$	279,791

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accrued expenses	682
Deferred revenue	51,887
Corporate income tax payable	6,458
Right of use lease liability	51,162
Total liabilities	110,189

Stockholders' equity:

Common stock, 100,000 shares authorized with no par value, 500 shares issued and outstanding	10,000
Additional paid in capital	100,000
Retained earnings	59,602
Total stockholders' equity	169,602
Total Liabilities and Stockholders' Equity	$ 279,791

The accompanying notes are an integral part of these financial statements.

MURRAY SECURITIES, INC.
Statement of Operations
For the Year Ended September 30, 2024

Revenues:		
Commissions income	$	145,639
Advisory fee income		547,783
Distribution fees		41,022
Fee income		34,052
Interest		1,700
Trading income		6,670
Total revenues		776,866
Expenses:		
Employee compensation, commissions, and benefits		565,750
Clearance and quotation fees		49,151
Regulatory fees		35,000
General and administrative		44,594
Professional fees		16,250
Communications and data processing		20,982
Depreciation		451
Occupancy		46,881
Other expenses		5,240
Total expenses		784,299
Loss before income taxes		(7,433)
Income tax expense		6,401
Net Loss	$	(13,834)

The accompanying notes are an integral part of these financial statements.

MURRAY SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2024

	Shares		Common Stock		Additional Paid in Capital		Retained Earnings		Total
Balances at September 30, 2023	500	$	10,000	$	100,000	$	73,436	$	183,436
Net loss							(13,834)		(13,834)
Balances at September 30, 2024	500	$	10,000	$	100,000	$	59,602	$	169,602

The accompanying notes are an integral part of these financial statements.

MURRAY SECURITIES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2024

Cash flows from operating activities:		
Net income	$	(13,834)
Adjustments to reconcile net income to net cash		
provided (used) by operating activities:		
Depreciation expense		451
Change in operating assets and liabilities:		
Decrease in receivable from clearing organization		1,943
Increase in deposit with clearing organization		(212)
Decrease in investment in securities		30,961
Increase in deferred tax benefit		(57)
Decrease in accounts payable		(346)
Increase in accrued expenses		11
Increase in deferred revenue		4,095
Increase in corporate income tax payable		2,478
Net cash provided by operating activities		25,490
Cash flows from investing activities:		
Net cash used by investing activities:		--
Cash flows from financing activities:		
Net cash provided by financing activities:		--
Net increase in cash		25,490
Cash at beginning of year		25,631
Cash at end of year	$	51,121
Supplemental Disclosures		
Cash paid for:		
Income taxes	$	3,923
Interest	$	--

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Murray Securities, Inc. (the "Company") was incorporated under the laws of the State of Texas on October 17, 2006. The Company is a registered broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis or the Company promptly transmits all customer funds and securities. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers.

The Company carries no customer cash accounts, margin accounts or credit balances and promptly transmits all customer funds and delivers all securities received in connection with its activities to its clearing broker.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the client's purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Note 1 -   Summary of Significant Accounting Policies, continued

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts on the respective advisory platform. The Company provides ongoing investment advice as well as brokerage and execution services on transactions and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the respective advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined. The Company provides advisory services to clients on its respective advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations and has control over determining the fees. Advisors assist the Company in performing its obligations. Fees are billed on a quarterly basis based on the account's value at the end of the quarter. Advance payments, if received, are deferred and recognized over the quarter in which the services are provided.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not at the time of sale because it is variable constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Interest Income

The Company earns interest income from client margin accounts and cash equivalents, net of operating expense.

Income Taxes

The Company uses the accrual method of accounting for income tax purposes. Deferred income taxes are determined using the liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 740, Income Taxes. Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained upon examination. Uncertain tax positions are reduced by a liability for contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that payment will be made to the taxing authority. Years open for income tax examination by taxing authorities are 2020, 2021, 2022 and 2023.

Note 2 -   Fair Value Disclosures

The Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.

These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes money market funds and U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended September 30, 2024, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of the securities owned are deemed to be Level 1 investments on September 30, 2024, and during the period then ended.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the statement of financial condition on September 30, 2024. As required by FASB
ASC Topic 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
U.S. Treasury Securities (Matures 10/31/2024)	$ 149,414	$ 149,414	$ --	$ --
Total	$ 149,414	$ 149,414	$ --	$ --

Note 3 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

As of September 30, 2024, the Company had net capital of $165,533 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 -   Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of September 30, 2024, the management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 5 -   Clearing Deposit

The Company conducts substantially all business through its clearing firm which settles all trades for the Company, on a fully disclosed basis on behalf of its customers. Under its agreement with its clearing broker-dealer, the Company is required to maintain a clearing deposit of $10,000, which is included on the balance sheet as a deposit with clearing organization.

Note 6 -   Lease Commitments

The Company leases office space under a long-term non-cancelable lease. Minimum lease payments under the lease as of September 30, 2024, are as follows:

September 30, 2025		45,880
September 30, 2026		11,470
	$	57,350
Less present value discount		(6,188)
Right of use asset and liability		51,162

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended September 30, 2024

MURRAY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2024

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital		$ 169,602
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		169,602
Deductions and/or charges		
Non-allowable assets:		
Property and equipment	2,821	
Deferred tax asset	229	
		(3,050)
Net capital before haircuts on securities positions		166,552
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		(1,018)
Net capital		$ 165,534

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	$ 682
Corporate income taxes payable	6,458
Deferred revenue	51,887
Total aggregate indebtedness	$ 59,027

Schedule I (continued)

MURRAY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2024

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,935
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 115,534
Net capital, less the greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 105,534
Ratio: Aggregate indebtedness to net capital	0.36 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2024.

Schedule II & III

<u>MURRAY SECURITIES, INC.</u>
<u>Computation For Determination Of Reserve Requirements And</u>
<u>Information Relating To Possession Or Control Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>September 30, 2024</u>

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

For the Year Ended September 30, 2024



S&Co Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholder and
Those Charged With Governance of
Murray Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Murray Securities, Inc. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) acting as a mutual fund retailer (2) acting as a solicitor of time deposits in a financial institution throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to (1) acting as a mutual fund retailer (2) acting as a solicitor of time deposits in a financial institution and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
December 18, 2024

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Murray Securities, Inc. Exemption Report

Murray Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) acting as a solicitor of time deposits in a financial institution.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Gary Murray, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,



CEO

Date of Report: November 14, 2024

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

For the Year Ended September 30, 2024



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder and
Those Charged With Governance of
Murray Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2024. Management of Murray Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2024, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2024. Accordingly, we

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company, LLC

Dallas, Texas
December 18, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 9/30/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
MURRAY SECURITIES INC	8-67488

For the fiscal period beginning 10/1/2023 and ending 9/30/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 776,864.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$ 776,864.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 107,962.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 39,796.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.	$ 6,670.00	
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 154,428.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 9/30/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 622,436.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 933.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 457.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 457.00		
d	Add lines 11a through 11c		$ 457.00	
12	**LESSER** of line 10 or 11d.			$ 457.00
13 a	Amount from line 8		$ 933.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 457.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 476.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 476.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-67488	DEA: FINRA	2024	Sep

MEMBER NAME MURRAY SECURITIES INC
MAILING ADDRESS 909 ESE LOOP 323 STE 200
TYLER, TX 75701
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

MURRAY SECURITIES INC	Edwin Pitts
(Name of SIPC Member)	(Authorized Signatory)
10/22/2024	eddie@hp-pllc.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.